EXHIBIT 99.1
SEABRIDGE GOLD
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 20, 2014

Seabridge Gold Expects Substantial Expansion of Deep Kerr Resource at KSM
2014 Drill Program Adds about 400 meters of Strike and 300 meters of Depth Extension

Toronto, Canada…Seabridge Gold today reported the complete drill results from its 2014 exploration drilling campaign at the Deep Kerr deposit on its 100%-owned KSM Project in Northwestern British Columbia, Canada. A total of 12,900 meters in 13 core holes successfully expanded the known dimensions of the deposit along strike to the north and south as well as at depth. Drilling also confirmed the geological and resource models developed following the 2013 discovery program. Seabridge is highly confident that the 2014 results will support a substantial increase in the Deep Kerr inferred resource which currently stands at 515 million tonnes grading 0.53% copper and 0.36 g/T gold. A new resource estimate is expected in the first quarter of 2015.

The KSM Project hosts multiple deposits containing one of the largest undeveloped gold and copper reserves in the world (see news release of June 29, 2012, disclosing the details of KSM's most recent Prefeasibility Study). KSM’s composite intrusive complex hosts four known, large, gold-copper porphyry deposits within the upper portions of their mineralizing systems. Seabridge believes these porphyry deposits have continuity down to near-magmatic, higher grade core zones. This vertical zonation is typical of many of the world's largest mining districts. Pursuing this model, Seabridge has discovered two core zones to date-Deep Kerr and the Iron Cap Lower Zone. Core zones are formed under higher temperature and pressure conditions, resulting in a mineralogical character usually associated with significantly higher metal content.

Seabridge Chairman and CEO Rudi Fronk noted that “our program this year was focused principally on expanding the Deep Kerr resource and also expanding our understanding of its limits and controls on mineralization. It is clear from this program that the resource model is robust-it successfully predicts metal distribution. This year’s drilling demonstrates that the Deep Kerr high-grade zones are controlled by primary fluid pathways within mineralizing intrusions, an observation reflected in the high vein and fracture densities which are positive for higher grades. We have also determined that the depth and south limits remain open. Deep Kerr continues to emerge as one of the more promising opportunities on a global scale”.

Model Confirmation Drilling
Two holes (K-14-25D and 28C) were drilled into the existing resource to evaluate the performance of the model by determining how well the new data matched up against the model’s predicted block grades. In order to expedite this work, daughter holes were completed from two widely spaced 2013 drill holes. In each case, the results showed mineralized intervals consistent with those predicted by the model, with differences in copper grades ranging from -12% to +30%. These results are within the acceptable ranges for an inferred resource classification, they are consistent with our expectation for a predictive geological model and they provide confidence in the reliability of our estimates.

North Strike Projection
The north strike projection of the Kerr deposit was a primary target at the end of 2013.  The northernmost drill holes in the 2013 program intersected well mineralized intrusive rocks. Three additional sections were completed this year at 140 meter intervals stepping north from the 2013 data. Mineralized zones consistent with the Deep Kerr deposit model were encountered in the first two cross section step-outs (holes K-14-39, 43, 44 and 48), 280 meters north of previous drilling. On the northern most section (holes K-14-41 and 41A), a large interval of post mineral intrusive rock was intersected. The high-grade Deep Kerr structures elsewhere are bounded by, or coincident with, fault structures which remain open along strike.  It is not known if the Deep Kerr mineralization continues north of this intrusion.

Depth Projection
Three drill holes (K-14-34A, 40 and 45) were targeted to provide mineralogical zoning indicators and extend the depth projection of the Deep Kerr zone. Holes K-14-34A and 45 were setup to drill down the interpreted Deep Kerr zone and encountered long sections of the mineralized zone, however, this orientation was difficult to maintain and technical limitations terminated the holes before reaching the limits of the deposit. These two holes therefore bottomed in strong mineralization. Hole K-14-40 was drilled perpendicular to the zone. These tests confirm that the Deep Kerr zone plunges west-northwest and continues to at least 1350 meters below surface.

South Extension
In 2013, the south limit of the Deep Kerr deposit was provisionally established at the southernmost drill hole (K-13-26) in the zone at that time. As the 2014 program progressed, it became clear the southern boundary was arbitrary. Two drill holes were completed to confirm a southern extension, one hole (K-14-42) at the southern limit of the 2013 resource model and one hole (K-14-46) 550 meters beyond the 2013 model. These holes confirm significant strike potential but additional drilling is required to extend the resource model and establish the grade distribution.

The following table provides the final assay results from the 2014 holes drilled at Deep Kerr:

2014 Deep Kerr Drill Intersections
Drill Hole ID	Total Depth	Target	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
K-14-25D	1515 including	Model Confirmation	910.4	1011.4	101.0	0.29	0.37	2.2
			1025.3	1133.4	108.1	0.21	0.35	2.1
			1185.6	1231.0	45.5	1.25	0.06	17.1
			1300.8 1300.8	1486.4 1350.1	185.6 49.3	0.18 0.31	0.47 0.53	2.2 2.8
K-14-28C	1306 including	Model Confirmation	900.0 900.0	1257.4 979.4	357.4 79.4	0.50 0.84	0.63 1.15	1.9 3.0
K-14-39	1272 including	North Strike Extension	508.0	694.4	186.4	0.19	0.43	1.0
			781.4	945.4	164.0	0.34	0.33	1.0
			945.4 963.4	1197.4 1106.4	252.0 143.0	0.55 0.68	0.69 0.81	1.4 1.7
K-14-41	1080	North Strike Extension	636.2	682.3	46.1	2.35	0.19	1.4
			821.4	965.5	144.1	0.58	0.27	3.1
K-14-41A	1098	North Strike Extension	618.0	847.0	229.0	1.12	0.07	1.0
K-14-43	1045 including	North Strike Extension	512.5 512.5	659.5 546.5	147 34	0.53 0.64	0.71 1.01	2.5 5.3
			689.5	757.5	68	0.31	0.31	0.8
K-14-44	995	North Strike Extension	529.0	565.9	36.9	0.26	0.60	1.6
			580.1	676.8	96.7	0.28	0.39	0.9
			823	936.8	113.8	0.29	0.31	1.6
K-14-48	1212 including	North Strike Extension	971.4 971.4	1161.3 1027.3	189.9 55.9	0.35 0.4	0.36 0.53	1.1 0.9
K-14-34A	1611 including including including	Depth Projection	450.0 697.4	806.4 744.5	356.4 47.1	0.19 0.33	0.62 1.01	2.0 3.0
			871.4 915.4 1551.4	1608.4 1165.4 1577.4	737 250 26	0.36 0.39 0.31	0.59 0.78 1.01	1.1 1.5 1.3
K-14-40	1011 including	Depth Projection	704.4 794.6	926.3 918.9	221.9 124.3	0.24 0.29	0.45 0.54	1.5 1.8
K-14-45	1131 including	Depth Projection	271.4	368.4	97.0	0.26	0.48	1.4
			400.4 831.7	1123.0 1117.4	722.6 285.7	0.36 0.51	0.59 0.77	2.6 3.8
K-14-42	951	South Extension	486.9	536.0	49.1	0.28	0.86	3.3
			639.8	661	21.2	1.28	0.05	7.5
			678.5	738.9	60.4	0.28	0.67	2.8
K-14-46	790 including	South Extension	193.0 193.0	344.4 241.4	151.4 48.4	0.17 0.26	0.36 0.43	1.7 2.5

The holes drilled to test the model and the north and south extensions and Hole K-14-40 were drilled in an orientation designed to intersect the mineralized zone perpendicular to the strike and accordingly the above intervals are believed to approximate true widths of the mineralized zone. Holes K-14-34A and 45 were drilled to test the depth projections, were not designed to evaluate the true thickness of the mineralized interval and the width of these zones is indicated from previous drilling at between 150 and 300 meters.

Exploration activities at KSM were conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2014 program including blank and reference standards in every batch of assays. Cross-check analyses will be conducted at a second external laboratory on 10% of the samples. Samples will be assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

FORWARD LOOKING STATEMENT

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the ability and timing to complete an increased or expanded resource estimate for the Deep Kerr deposit; (ii) that these porphyry deposits have continuity down to near-magmatic, higher grade core zones; (iii) that certain of the 2014 intercepts likely representing true widths; (iv) the estimated amount and grade of mineral reserves and mineral resources; (v) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vi) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2013 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net